Filed Pursuant to Rule 425 Filing Person: CommScope, Inc. Subject Company: Andrew Corporation Commission File Number: 333-145398 CommScope, Inc. 12/5/2007 - 11:00 AM PT Speaker ID 22

CommScope, Inc.

December 5, 2007
11:00 AM PT

Marcus Kupferschmidt:	Good morning. I'm Marcus Kupferschmidt, and I follow the emerging communications technology group here at Lehman Brothers. I'm really glad you could join us today.

This morning, we have CommScope presenting. I followed CommScope for the past about three and a half years now, and we watched CommScope emerge from a company solely focused on cable coax to buying a big piece of Avaya, focusing on enterprise and carrier. And now we're seeing a new chapter in the story, going to acquire Andrew, which yet again will double the revenue base of the Company. We think it creates a lot of interesting opportunities for the synergies of the two companies and positions them pretty well in what we think is the growing demand for bandwidth. So, with that, I want to turn it over to CEO, Frank Drendel, and CFO, Jearld Leonhardt, and we’ll have a breakout room after this.

Frank Drendel:
I appreciate it. Good morning, everybody in San Francisco; good afternoon to everybody on the Webcast. What I'll try and do is go through this presentation, which you have a copy in front of you, fairly rapidly, so we can open it up for questions and answers. There are a couple key slides that I'd like to show you. Some of you have seen this presentation before, I'm sure.

These are all the things that we have to say - that anything we say up here won't be correct in a week.

We'll do a quick overview, fourth quarter outlook, the Andrew acquisition, and then open it up to questions and answers.

Basically, CommScope is-- tries to position itself as the leader in the last mile of broadband technology. And, if you look at the Company, its total sales for trailing 12 months would be about $1 billion or $900 million. Basically, a North American-based operation.

Sales by product. Our enterprise business is today our largest business. Our broadband business, which Jearld and I started the Company 31 years ago, and then the carrier business, which has been very, very successful for us in serving AT&T in their wireless connectivity and also their LightSpeed to connect broadband to the home - the basic part of CommScope that's the easiest part to understand. If you believe in the expansion of bandwidth, the requirement for additional bandwidth, in all the networks, then CommScope's the story for the last mile. We have uniquely positioned ourselves to supply connectivity to the last mile. You look at what's happened in both the internet growth and wireless mobility - all of that takes additional bandwidth-- is what we supply.

I'll start with the enterprise segment. We were in the enterprise business as a very small player in supplying coax cable and twisted pair as a component to enterprise prior to the Avaya acquisition. When we acquired Avaya, we acquired what used to be the Western Electric/AT&T connective solutions group, which supplied PBXs and connective solutions to major enterprise businesses. As AT&T and Western Electric exited that business, they left it to the enterprise owner to put in their own telephony system, their own enterprise data networking systems. And Avaya had the worldwide leading position in that connectivity.

So what happens today is that, when a new facility is being built, a data center or high-rise building, our sales force goes in and sells the enterprise owner, the building owner, the connectivity. And we supply everything in that building to connect high-speed connectivity. We supply the fiber optic cable that goes up the riser. That's the technology we got from OFS in our acquisition of the Lucent fiber optic business. And then we have the horizontal, or the connectivity to the office, to the desktop, in the copper product.

The key element in enterprise-- for our success in enterprise was the fact that we invented and patented a 10G solution, which is basically fiber optic speeds at the desktop over copper cable. This has been a very strong and growing business for us. As you can see, when we acquired it, it was a very successful sales business with very poor profit performance. So it went from sales of $601 million in 2004 to $867 million, something 13% or 14% growth, but 6X in profit growth. And what has happened is, as you move up the food chain, it becomes more and more difficult for competitors to be in this same value-added chain as CommScope is. So we have selected the more profit oriented, bottom line, shareholder oriented than sales growth oriented. The team that's done this-- Brian and our team has done a fantastic job of bringing this business and merging our enterprise business with Avaya.

If you look at the enterprise upgrade cycle, the last time a major upgrade took place in supplying connectivity to the office happened in 1999 or 1998. Everybody was worried about Y2K. The systems were going to crash. They were going to fail. Everybody spent tons of money upgrading their enterprise networks. And I want for a moment to go back to 1999. How many of you ever saw a video clip on any of your computers or even thought about video in 1999? Hardly anyone. Today, think about any application that hasn't got a tagalong video clip with it. For instance, anything you look at on eBay has a picture. Every time you add any video application it tears up bandwidth in the enterprise network. So what happens is all of these networks were operating at 100 megabits or 1 gigabit. Now, the new systems are going to 10 gigabit and 100 gigabit. So we see a transition across the network to higher speeds and higher bandwidth.

We were at a conference about a week ago, and one of the participants made an interesting point. YouTube, which is about a year and half or two years old as a business, acquired by Google, used more bandwidth this year than the entire internet used in 2001. That's the amount of bandwidth that video takes. If you look at what's going to happen in the wireless market when you go to the 4G, LTE, Wi-Max, or whatever network you want to call it - the 700 megahertz options that are coming up - all of that will be predicated on a broadband connectivity. So you'll be looking at high definition in each of your units.

Of all the slides today, please concentrate on this slide. This is the one that got everybody so concerned about our fourth quarter guidance and then our re-leveled guidance yesterday. This is the cycle that the enterprise business goes through every year. You start out at the beginning of the year in 2005. You have the sales growth. And then, in the fourth quarter, you have the sales tail off as everybody works through their inventory that's at the supply chain [inaudible] that's out there. Everybody's resetting their budgets for next year. Our sales force is working on new project orientation. And then, in the first quarter, it takes off again and goes up. That unusually strong area out there was when we could not supply-- We were caught in a supply crunch when we were transferring two of our plants. So we had unusually large backlog at that point, which is not our tradition. And then the sales obviously came down in the fourth quarter of '06. Same thing in '07 - second, third, fourth. And then we gave guidance as what we saw at the end of the fourth quarter. What has happened is every one of the businesses we're in is not seeing this economic recession that everybody's talking about. We've been over it with all of our key managers, our key customers. There is no question it's a scary environment. But every one of our businesses is faced with immense competition, and they have to maintain their bandwidth and their position to maintain their businesses. So this is sort of the enterprise story.

If you look at our original business, the business Jearld and I started in 1976-- To put this in perspective, in 1976, the average cable system had 12 channels. I think cable TV, like Ted Turner and I talked about before, cable TV was great. Today, that same cable TV system backed up with a fiber optic HFC network has thousands of channels of capacity. These [inaudible] digital switch mode. So we are the world's largest supplier of fiber optic network, HFC coaxial and fiber optic networks for the cable TV industry.

And this is sort of the broadband business [inaudible]. It's not going to be an explosive business. It's not going to blow off the doors and double next year. But when you pass 120 million homes in the United States and 250 million homes in the rest of the world added in with the United States, the maintenance requirements, just on every street move, hurricanes, storms, it is a business that's forever. It's just the requirement to maintain that [inaudible]. If you do the math, if you do $617 million in sales, you only have to have about $4 per subscriber per year on a cable TV worldwide subscriber base to get that number. And the average maintenance on cable TV is about $140 a year. Again, we returned the business to profitability by doing a lot of work on cost and pricing, and it's a good business. It's very, very positive cash flow.

The carrier segment inside CommScope is the 50 ohm cable business that we have that competes with Andrew. And the surprise business, of course, was the cabinet business that is a 50-year-old business within AT&T/Western Electric. This cabinet was designed by Western Electric in the late '50s and '60s as a secure vault in the emergence of electronics that were field deployed. This is covered by all kinds of patents. It ended up in Avaya for a strange reason, because Avaya needed the plant that that was made in when they spun out of AT&T. And, long story short, we got it in the acquisition. When we got it, it was losing $30 million. I was for selling this business. Brian Garrett, my long-time partner, said, let's give it a chance, and let's see where it goes. Low and behold, it exploded. It lost $46 million in '04, $7 million in '05, and then AT&T picked it as their preference for light speed.

So what happens now, if you think about it, ladies and gentlemen, for every single subscriber in light speed-- for a single subscriber, number one, you need cabinet number one. Now, this cabinet vault will supply up to 250 customers. But you can't start the network without deploying cabinet A. So we are the leading indicator of what's happening with the light speed deployment at AT&T. So it's been a tremendously great success operating story.

I can't tell you what's going to happen in the next six months or a year. I can only tell you that CommScope's operated for 31 years with an eight-week backlog. The reason we like that is because our position, the market-leading position, with all these customers tells you that customers trust us so much they don't have to give us a backlog. The cable industry would be out of business in eight weeks if it wasn't for our supply chain. We can supply coax cable to any cable operator in the United States in 24 hours from our warehouses and our supply chain. We know that there's going to be ongoing competition between telcos and MSOs. We know there's going to be ongoing wireless infrastructure investment. The 700 megahertz investment alone will require a complete upgrade and rebuild of another wireless network.

So far, everything that we have seen has allowed us to raise our guidance for the rest of this year. Our enterprise business remains strong. Our broadband business is okay. Our carrier business is looking like AT&T will accelerate their business and their build next year. And that's the reason prior to this meeting, to help Marcus out, we raised the guidance.

All right. Let's talk about Andrew. This is not a new opportunity for us. We tried to acquire Andrew in 1997. We were unsuccessful because of a whole bunch of reasons. But we didn't get it done. We've watched and competed with Andrew for over ten years. We have a technology in CommScope that is low cost, plastic foaming extrusion, which is very, very important to high frequency cables. So we're able to use less plastic and more air, for all intensive purposes, to make a cable that has the same electrical characteristics and uses an aluminum outer conductor as compared to Andrew's copper conductor. Andrew has the worldwide leading position in the 50 ohm cable and antenna business for wireless. Combining the two companies, it's our belief that we can bring significant synergies that we did also in the Avaya transaction to bring to bring a very strong profitability to these businesses. We intend on keeping the Andrew name, as we did the SYSTIMAX name. There's 50 years of goodwill in Andrew. We will have the largest field sales force in the world, we'll have the largest R&D position in the world, and we will have the largest patent portfolio in the world. With the completion of the Andrew transaction, CommScope collectively will have some 3,000-plus patents, most of them Bell Lab patents that we acquired from OFS, Lucent, Avaya, and now Andrew's patents and our patents in these products.

So when you think about CommScope as an investment, we're not a startup. We're not ever going to be a YouTube or a Google or anything like that. But you can't easily replace the infrastructure that this Company has worldwide. The people who survived the 2000 burn down in telcom, as we did, and laying off 6,000 people was the toughest thing I've ever had to do-- Once you have survived that, the suppliers of choice today in the new telcom build will not be backdrop startups.

What do we expect? Well, we expect to take the other $2 billion company, integrate it into CommScope. And, remember, their largest business is the same business that we founded the Company on, which is making high frequency, sophisticated cables and antennas for the cable TV industry and wireless. So, if you look at their business, it's 64% of the same thing we do every day. We don't make light of integration difficulties. We had a lot of integration difficulties in Avaya, but we made it very profitable and got through it. So we know that there are some challenges here. But the most important thing is we are really diversified now as a worldwide supplier. This will take CommScope's total sales to approximately a 50/50 international and domestic split.

What are we going to do? Well, we expect to make this a very strong, diversified company. We've got 50 transition teams that have been working on this acquisition since we announced it in the middle of the summer. The advantage of having this delayed by the Justice Department has given us a lot of time to look at this and understand these transitions. We expect significant synergies - in the $50 to $60 million in year one, $90 million to $100 million in year two.

And let me give you one point that we have already looked at very-- pretty strong belief in this one. We will be the largest user of sophisticated, specialty plastics for high frequency cables in the world. No one will even come close to using the pounds that we use. And we're not talking insignificant pounds. We're talking 60 to 70 millions pounds. These plants run 24 hours a day around the clock, 7 days a week, year round. We buy $2 billion worth of material and products out of our combined $4 billion revenue. 1% improvement in procurement, and procurement reports directly to Brian Garrett and I-- 1% in procurement is $20 million. So, if you start to look at the scale synergies and opportunity we have to bring home these synergies, I think that they're attainable.

Once you look at the recapitalized company, wireless and antenna business will be the largest business in the Company. The enterprise business will be the next-largest, along with carrier. I'm sorry. Carrier and solutions would be next. And broadband, the business we started, will be the smallest. I know some of the MSOs are giving presentations today at another conference. And most of them are announcing they're going to accelerate their capital expenditures for next year as they try to compete with FiOS, which announced last week that they're upgrading their fiber network to 20 megabits upstream and 20 megabits downstream. As long as the competition continues to spend this kind of money, CommScope's on the intersection of all four of these companies. We're supplying material to all of these companies.

In the end, I think we will be a very successful company. We have positive fundamentals. Obviously, we're not immune to any business cycle and recession. But we probably have the best position to survive it, given that these companies must spend to have bandwidth in order to protect their customers. We've got a long-term management team that's been together for over 30 years. We've got a team coming up underneath Jearld and I who are young, bright, aggressive-- build great businesses. The two people that will take over and run Andrew, reporting to Brian and I, have long-term wireless experience.  Eddie Edwards will take over the electronics part of Andrew. He ran RFS for Alcatel. RFS is Andrew's largest competitor worldwide. And Ted Hally came from Motorola and will take over the antennas and coaxial cable business, the carrier business.  He came from multiple years at Motorola. So we have a management team in place. We don't believe in mergers of equals. We're acquiring Andrew, just like we acquired Avaya. And so it's our management team, it's our discipline. It's our belief that you don't have to do it in price. You have to do it in margin. You have to do it at bottom line. So we're going to bring these companies back to where they belong.

And, with that, I'll open it up to questions and answers to try to keep you on schedule. Marcus, do you want to start out? You have any--?
Audience Question:
Just a quick one, I'm sure, on everybody's mind. Obviously, you're mix has shifted quite a bit towards enterprise over the last couple of years with the success of-- rebuild of a number of data center projects. With the macro uncertainty that's lingering, obviously, you've reinforced your position with your positive pre-announcement. But any concerns or updates on what you're seeing/feeling from your enterprise segment now?

Frank Drendel:
I think that's an excellent question. If the audience didn't hear it, it was-- The real strength in enterprise has been the data center initial start. Every data center adds to longevity in build in enterprise. Obviously, we were concerned with the financial meltdown that happened in Wall Street and all the things that are going on - what's going to happen to the financial vertical? So let's back into that question.

First of all, we're serving a worldwide market - financial institutions worldwide. So there's absolutely no slowing down in Dubai. All those data centers are flat out. And you couldn't stop it if you tried.  There's no slowdown in Europe in the data centers. Everything that's going in over there is on target and will continue to be built. As we work our way into the United States, at best, the financial vertical in the United States represents less than 6% of enterprise's sales. When we talk to the TOs, the technical officers-- All the professionals at all of these companies-- Their view is as follows. One, you can't start and stop these data centers on a dime. Once you start, you have to at least fulfill that first phase of the data center, so you can transfer the old data center to a new data center.

Number two, even though we may lay off 6,000 people, what changes in the amount of transactions we do every day to protect our investors, protect the data, protect the information, and add security to it. One of the driving factors behind data centers has nothing to do with the capacity in the data center; it has everything to do with security. As Sarbanes-Oxley worked its way through all of us as CEOs and we had to sign off that we know everything that's going on in our company and we're protecting every piece of data that happens to you, ladies and gentlemen, think about what happens in the distributed data network. You can't promise as a CEO of a major bank that you've got control when you have 140 distributed data centers. It's impossible. Someone can get in there and grab that data. By consolidating 140 down to 3 or 4 or 5 major data centers, you gain more physical security, more electronic security, and more encryption into those data centers. So some of this is over and above just a normal budget cycle. The real test of what happens with the data center will be a year from now when they reload for the next phase. But those projects that are underway now generally will go forward. So all the worksheets that we see, all the print charts that we have on these projects suggest at this moment that they're not under jeopardy. So that's safe.

Now, could the next phase be under jeopardy? I would agree that that's something we have to consider and share with you when we know it. But, right now, even if it all shut down in the United States, it isn't a striking death blow to CommScope. It would hurt, but it doesn't affect the rest of the world. So I believe the data center business is driven by more than just new technology. It has a security and a preference that CEOs are required for protecting your data. That's a big issue. None of us want to sign that piece of paper and look down at the Securities and Exchange Commission that we're not doing everything we can to take care of that.

Audience Question:	It would be helpful to overview why CommScope’s acquisition of Andrew is accretive in 2008 and where you're looking for synergies?

Frank Drendel:
The question was - why we think the Andrew deal is accretive in 2008. Well, first of all, Andrew on its own has taken care of two of the major problem areas in the Andrew situation. They've agreed to divest of the satellite business. That business-- Correct me, Jearld, but it was a $15 to $20 million loss range.

Jearld Leonhardt:	That's right.

Frank Drendel:
So that helps. I mean that out of the box helps us. The other one, as you know if you followed the Andrew-- They did a transaction with Nokia where they're supplying Nokia filters and engineering support, but Nokia's basically taking over their private OEM filter business for Nokia. And that business was probably another $15 to $20 million loss. So, out of the box, you're eliminating two major problem areas that Andrew-- And their management did a fine job of taking care of them.

You add on top of that the integration of the synergies on procurement that we will have. Obviously, we've got some cash costs in doing this transaction, but when we stand back and evaluate worldwide where our coaxial cable plants are, where our manufacturing facilities are, and the consolidation and merging together of those facilities, we should have a footprint that is better than anyone in the world. We'll be the largest in the world in these products and be able to bring down costs because of the consolidation of facilities and people, just like we did in Avaya.

Jearld Leonhardt:
I would add that the financing cost is very attractive today. We have our financing commitments. We've committed that at least 90% of this transaction will be in all cash. We have commitments at attractive rates relative to today's market. So we think that is also conducive to having an accretive transaction.

Frank Drendel:	We probably were the last car out of New York City with the deal.

Audience Question:	Questions - if anyone else in the audience has any questions? All right. Well, why don't we just move on to the breakout room and--

Frank Drendel:	At least I got you back on schedule.

Marcus Kupferschmidt:	Yeah. Thank you.

Frank Drendel:	Thank you very much, ladies and gentlemen.